SUB-ITEM 77Q1(g)
Western Asset High Income Opportunity Fund Inc.


(a) Attached please find the Articles of Merger between the Registrant and Western Asset Managed High Income
Fund Inc. (Acquired Fund) filed on August 26, 2016 with the State of Maryland Department of Assessments and Taxation.

(b) Attached please find the Agreement and Plan of Merger between the Registrant and Western Asset Managed High
Income Fund Inc. (Acquired Fund).